BY EDGAR SUBMISSION

Ms. Tia L. Jenkins
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

May 22, 2015

Dear Ms. Jenkins,

Re:     Alpha Natural Resources, Inc. (File No. 001-32331)
Form 10-K for Fiscal Year Ended December 31, 2014, Filed February 26, 2015
Form 8-K, Filed February 12, 2015

Below please find our response to the comments set forth in a letter dated April 14, 2015 (the “Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to Alpha’s Annual Report on Form 10-K for the year ended December 31, 2014 (the “Form 10-K”) and its Form 8-K filed on February 12, 2015 (the “Form 8-K”). References to the “Company,” “Alpha,” “we,” “us” and “our” in this letter refer to Alpha Natural Resources, Inc. and its consolidated subsidiaries, unless otherwise indicated. For your convenience, we have restated below in bold the comments verbatim from the Letter and have supplied our responses immediately thereafter.

Form 10-K for the year ended December 31, 2014

Item 2. Properties, page 48
Coal Reserves, page 48

1)
For each of your Eastern Segment properties in which you disclose mineral reserves, please tell us the pricing and cost assumptions that you use to establish the economic viability of the materials designated as reserves. If necessary, in your response please address differences between the assumptions that you use as compared to the historical three year average price and your actual cost.

Response:

As of December 31, 2014, the Company disclosed within Item 2 of its Form 10-K approximately 4 billion tons of recoverable coal reserves, of which approximately 3.2 billion were associated with the Company’s Eastern Coal Operations. In disclosing coal reserves, the Company follows the guidance contained within Industry Guide 7, which defines a “reserve” to be “that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.” In determining whether a controlled coal deposit can be “economically and legally” extracted and therefore reported as a reserve, the Company considers a number of geological, technical, economic and legal factors. Some of these factors include: size of deposit, coal seam height, coal quality, geology, overburden ratio, mining methods available, production rates, recovery percentages, transportation costs, permitting, regulatory and environmental requirements, proximity to other deposits, existing infrastructure and potential market, planned costs and projected sales prices.

The Company’s operating experience serves as the primary basis on which assumptions are established regarding the determination of coal reserves. Annually, the Company performs an extensive review of its coal properties and re-visits assumptions based on recent as well as historical performance. Input is solicited from various internal departments including coal production and support, engineering, geology, environmental, sales and land to establish criteria for coal minability. For coal reserves located within active coal mining operations, recent pricing as well as costs of production are reviewed. Detailed long-range plans are produced in which projected realizations are reviewed against anticipated costs, among other things, including customer requirements to determine that a reserve is economic to produce. For coal reserves located outside of an active mine plan, projected sales prices for similar quality coal and anticipated costs for similar operations with similar mining techniques and operating conditions are reviewed.

In addition, as described within Item 1 of the Form 10-K, the Company considers one of its competitive strengths to be its ability to blend coals from various operations. The Form 10-K states: “the strategic location of our mines and preparation plants provide us the ability to blend coals from our operations and increase coal revenues and gross margins while meeting our customer requirements.” Often the Company’s contracts with customers are sourced utilizing coal from multiple mines and/or preparation plants, which are blended together to meet customer specifications. Additionally, many of the Company’s Eastern mines produce both steam and metallurgical coal and/or produce coal which may be marketed as either steam or metallurgical coal. As a result, evaluating the economics of the Company’s various coal deposits cannot be done solely in isolation.

In its Form 10-K, the Company describes in Footnote 10 to the Consolidated Financial Statements as well as within the Critical Accounting Policies and Estimates section of Management’s Discussion and Analysis of Financial Condition and Results of Operations that the Company considers revenue and cost interdependencies to group its assets together when circumstances indicate those assets are used together to generate cash flows. The Company disclosed that its asset groups “generally consist of … one or more mines and preparation plants and associated coal reserves for which cash flows are largely independent of cash flows of other mines, preparation plants and associated reserves.” At December 31, 2014, the Company had 11 asset groups within its Eastern Coal Operations, 8 of which were actively producing coal and had a three-year average realization per ton which exceeded its three-year average cash cost per ton. The remaining three asset groups, which on a combined basis consisted of approximately 100 million tons of undeveloped mineral reserves, would have each been estimated to have a three year average realization exceeding its cost based on a similar mine analysis.

In addition to its own internal process, as disclosed within Item 2 of its Form 10-K, the Company has retained a third party consultant to independently evaluate the Company’s reserve disclosures. The consultant has performed reserve audits for each of the Company’s major acquisitions. In addition, annually, the consultant updates its work as necessary to independently conclude that the Company’s reserve estimates disclosed in accordance with Industry Guide 7 continue to be appropriate. As part of its process, the consultant reviews the Company’s methodology and assumptions to ensure they are within industry guidelines and pricing and cost assumptions remain reasonable in light of operating results and likely market forecasts.

As a result of its internal and external processes described above, the Company removed as “uneconomic” approximately 95 million tons of reserves from its Eastern Coal Operations in 2014.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 59
Results of Operations-Year- Ended December 31, 2014 Compared to Year Ended December 31, 2013, page 63
Cost of Coal Sales, page 66

2)
It appears that your cost of coal sales per ton measure for your Eastern and Western Coal Operations is calculated by dividing the cost of coal sales by number of tons sold for each segment, although these inputs do not appear to be separately disclosed in your filing. Please quantify for us the inputs used to calculate the Eastern and Western cost of coal sales per ton for each of the years included in your filing. Also confirm to us that you will provide this information in future filings or tell us why you believe this information is not required. To the extent that the number of tons sold used to calculate your Eastern coal operations cost of coal sales per ton are comprised of both the Eastern steam and Metallurgical tons sold (page 65), please clearly state this fact in your future disclosure.

Response:

The Company’s cost of coal sales per ton disclosure is calculated for each of our reportable segments (Eastern Coal Operations and Western Coal Operations) by dividing each segment’s cost of coal sales by its number of tons sold. Tons sold for our Eastern Coal Operations consist of both eastern steam and metallurgical tons. The following table illustrates our calculation of cost of coal sales per ton for each period presented in our filing:

	Year Ended December 31,
(In thousands, except per ton data)	2014	2013	2012

Cost of coal sales
Eastern Coal Operations	$2,935,742	$3,534,384	$4,453,956
Western Coal Operations	406,742	378,138	471,856
All Other Category	38,591	68,222	78,704
Total	$3,381,075	$3,980,744	$5,004,516

Tons Sold
Eastern Steam	29,510	28,613	41,797
Metallurgical	18,581	20,135	20,267
Western Steam	36,464	38,164	46,732
Total	84,555	86,912	108,796

Cost of coal sales per ton (1)
Eastern Coal Operations (2)	$61.05	$72.51	$71.76
Western Coal Operations	$11.15	$9.91	$10.10

(1) -Our All Other Category, which has no coal sales or coal production, is not presented.
(2) -Cost of coal sales per ton for Eastern Coal Operations and Western Coal Operations is calculated by dividing tons sold into cost of coal sales. Tons sold for Eastern Coal Operations includes metallurgical and eastern steam coal tons sold.

We included disclosure substantially similar to the above, including cost of coal sales by segment, our rationale for excluding the presentation of cost of coal sales per ton for our All Other Category and the composition of tons sold for our Eastern Coal Operations, within Item 2 of our Form 10-Q for the Quarterly Period Ended March 31, 2015 (the “Form 10-Q”) and will include such disclosure in future filings.

3)
We note your disclosure on page 66 that states cost of coal sales per ton includes only costs associated with your Eastern and Western Coal Operations. We further note that you do not disclose segment cost of coal sales in footnote 25. Please confirm our understanding that the cost of coal sales used to calculate your cost of coal sales per ton measures exclude amounts that are included in the cost of coal sales reported on your income statement under U.S. GAAP and, if so, tell us how you considered the requirements of Item 10(e) of Regulation S-K for purposes of your Form 10-K disclosures and Regulation G for purposes of your Form 8-K disclosures.

Response:

The Company’s cost of coal sales per ton disclosure is calculated for each of our reportable segments (Eastern Coal Operations and Western Coal Operations) by dividing each segment’s cost of coal sales by its number of tons sold. No amounts have been excluded from cost of coal sales when arriving at cost of coal sales per ton for each reportable segment. See our response to question 2 above for the details of that calculation. Cost of coal sales per ton for our All Other Category, which has no coal sales or production, has not been presented separately.

The Company’s disclosure in the Form 10-K and the Form 8-K of the average cost of coal sales per ton represented the weighted average cost of coal sales per ton of its two reportable segments and was not intended to represent total cost of coal sales per ton.  In the Company’s Form 8-K filed on April 30, 2015 (the “April Form 8-K”), in addition to providing the corresponding additional disclosures outlined in response to question 2 above, the Company revised its disclosures to more clearly label this measure as “weighted average cost of coal sales per ton of reportable segments” (and the corresponding “adjusted” measure).  However, in response to the Staff’s comment and to further clarify our disclosures, in the Form 10-Q, in addition to providing the additional disclosures outlined in response to question 2 above, the Company eliminated the use of the average cost of coal sales per ton and has decided to continue to do so in future filings, including in Forms 10-K, 10-Q and 8-K.

Items 2.02 and 9.01 Form 8-K filed February 12, 2015
Exhibit 99.1

4)
We note in your Reconciliation of Net Loss to Adjusted Net Loss that you present the estimated income tax effect of your non-gaap adjustments in one line. Please further explain to us how you arrived at the estimated income tax effect and confirm to us that you will expand your disclosure to provide this information in future filings. Refer to Question 102.11 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations that is available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm

Response:

In order to determine the estimated income tax effect of non-GAAP adjustments shown within our Reconciliation of Net Loss to Adjusted Net Loss, the Company first analyzes each pre-tax adjustment to determine whether the related item would have an income tax consequence. Items with no income tax consequence are excluded from the calculation. The Company then aggregates the remaining adjustments and applies the estimated blended income tax rate that it expects would apply to those items based on the Company’s expected future income tax filings.

In response to the Staff’s request and in accordance with the guidance contained within Question 102.11 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations to provide enhanced disclosure regarding the methodology utilized to arrive at the estimated income tax effect of non-GAAP adjusting items, the Company included the following footnote to its Reconciliation of Net Income (Loss) to Adjusted Net Income (Loss) contained within the April Form 8-K and will continue to do so in future filings:

“The income tax effects of the adjusting items within the reconciliation were calculated using the estimated income tax rates that are expected to apply to those adjustments based on the Company’s expected future income tax filings.”

In response to the Staff’s request, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to these responses or require additional information, please contact me at 276-619-4077 or by fax at 276-623-4312.

Very truly yours,

/s/ Philip J. Cavatoni
Philip J. Cavatoni
Executive Vice President and
Chief Financial and Strategy Officer
(Principal Financial Officer)

cc:	Richard H. Verheij, Esq., Executive Vice President, General Counsel and
Corporate Secretary, Alpha Natural Resources, Inc.
Robert Slappey, KPMG LLP
Sandra L. Flow, Esq., Cleary Gottlieb Steen and Hamilton LLP